2007 — 8

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing July 17 through September 10, 2007

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the following press releases entitled:
•	“Philips completes acquisition of US-based Color Kinetics, further strengthening leading position in LED lighting systems, components and technologies”, dated August 27, 2007.

•	“Philips to repurchase approximately 15 million shares in connection with long-term incentive plan”, dated September 5, 2007.

•	“Philips communicates “Vision 2010” strategic plan and raises profitability target”, dated September 10, 2007.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 10th day of September 2007.
KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho
(General Secretary)

Philips communicates “Vision 2010” strategic plan and raises profitability target
Monday, September 10, 2007
•	“Vision 2010” aims to fuel growth through sharpened strategies for Healthcare and Lighting and an integrated approach to Consumer Lifestyle

•	Philips aims to simplify organizational structure by forming three sectors — Healthcare, Lighting, and Consumer Lifestyle — as next step in evolution into a market-driven, people-centric global leader in its fields

•	Philips expects to more than double EBITA per share by 2010
Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced its next steps to grow the company further in the areas of Healthcare, Lighting and Consumer Lifestyle. These steps, part of a strategy called “Vision 2010”, aim to further position Philips as a market-driven, people-centric company with a strategy and a structure that fully reflect the needs of its customer base, while also increasing shareholder value.
“Following the successful implementation of our 2004 -2007 strategic plan, we are well on track to deliver on our objective to achieve above 7.5% EBITA in 2007. The time is right therefore to give our stakeholders a clear blueprint of what we want Philips to be in 2010,” commented Gerard Kleisterlee, Philips’ President and Chief Executive Officer.
“While our healthcare strategy is already people-centric, focusing on improving patient outcomes in specific care cycles such as cardiology, oncology and critical care from the hospital to the home, we have now developed a comprehensive consumer lifestyle strategy that takes into account the evolving needs of the modern, lifestyle oriented consumer. And as structure follows strategy, successful implementation requires a further realignment of the organization.”
Therefore Philips plans to simplify its business structure by creating three core sectors with strong single-headed management: Philips Healthcare, Philips Lighting, and Philips Consumer Lifestyle. To this end, Philips intends to integrate its current Consumer Electronics (CE) and Domestic Appliances and Personal Care (DAP) businesses into one Consumer Lifestyle sector as of January 1st, 2008, capitalizing on the success of existing integration initiatives such as the International Retail Board created three years ago. Philips will also combine Consumer Healthcare Solutions, renamed as Home Healthcare Solutions, with Philips Medical Systems, under the new name of Philips Healthcare.
Through “Vision 2010”, Philips also aims to achieve higher levels of operating profitability. By 2010, Philips expects the EBITA (earnings before interest, taxes and amortization) margin of its current businesses to exceed 10% through improved margin management, increased contribution from recent acquisitions, improvement of its product mix and the effects of the organizational simplification, estimated at EUR 150 million to EUR 200 million of cost savings. Philips also aims to deliver a minimum of 6% comparable annual average sales growth for the period 2008- 2010. As announced previously, the company intends to arrive at an efficient balance sheet by the end of 2009 through a combination of value-creating acquisitions as well as continued return of capital to shareholders. With the above revenue and EBITA margin targets, and with our continued drive towards a more efficient capital structure, Philips expects EBITA per common share to more than double by 2010 from the level expected in 2007.
As per January 1st, 2008, Steve Rusckowski, currently Chief Executive Officer of Medical Systems, will become CEO of Philips Healthcare. With effect from the same date, Rudy Provoost, currently Chief Executive Officer of CE, will move to the Philips Lighting sector, transitioning to take over as CEO from Theo van Deursen, who will retire on April 1st, 2008. Andrea Ragnetti, currently Chief Executive Officer of DAP, will become CEO of the Consumer Lifestyle sector from January 1st.
“By aligning our organization within three core sectors under strong and experienced management, I am confident that the business structure now optimally reflects our strategy, and that we are close to becoming the Philips we envisaged when we embarked on our path to transform the company in 2001”, Gerard Kleisterlee continued. “In particular, the integration of our current CE and DAP businesses into one Consumer Lifestyle sector will create a consumer solutions powerhouse closely grouped around the end-consumer, with deep consumer insight and a proven ability to develop, produce and market truly innovative products at higher levels of profitability than before. It will combine the best of both businesses, and will position Philips to reap the benefits from the growth expected in the consumer retail markets in the future.”
Financial analysts will be invited to join a telephone conference with Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics, and Pierre-Jean Sivignon, Chief Financial Officer, which will be held today 10.00 AM CET. A live broadcast of this call will be made available on Philips’ Investor Relations website via this link.
A briefing for journalists with Mr. Kleisterlee and Mr. Sivignon will be held today at 12.00 PM CET. A live broadcast of this briefing will be made available on Philips’ News Center via this link.
Background information
+ please click here for more information
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This press release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. We caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Examples of forward-looking statements in this document include the statements we have made about our strategy, estimates of sales growth, future EBITA and cost savings, future developments in our organic business as well as the benefit of future acquisitions, and our capital position. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The forward looking statements in this document are subject to, among other things, domestic and global economic and business conditions, the successful implementation of our strategy, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, consumer preferences with respect to our existing and new products, our ability to develop and market new products, our ability to realize the benefits of this strategy , the policies and actions of governmental and regulatory authorities, changes in legislation, and the impact of competition — a number of which factors are beyond our control. As a result, our actual future results may differ materially from the plans, goals, and expectations set forth in such forward-looking statements. Additional risks and factors are identified in our documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which is available on the SEC’s website at www.sec.gov. Any forward-looking statements made by or on our behalf speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Philips to repurchase approximately 15 million shares in connection with long-term incentive plan
Wednesday, September 05, 2007
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it plans to repurchase around 15 million additional Philips shares on Euronext Amsterdam in 2007 in connection with cumulative obligations resulting from its existing long-term incentive and employee stock purchase programs. These repurchases increase the number of shares held by Philips versus shares due under the programs. The shares repurchased will be held by Philips as treasury shares until they are required.
The share repurchases announced today are independent from the company’s existing share repurchase program for capital reduction purposes.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips completes acquisition of US-based Color Kinetics, further strengthening leading position in LED lighting systems, components and technologies
Monday, August 27, 2007
Amsterdam, The Netherlands and Burlington, Massachusetts, USA — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has completed its acquisition of Color Kinetics Incorporated, a leader in designing and marketing innovative lighting systems based on Light Emitting Diode (LED) technology. As a result of the transaction, Color Kinetics will be financially consolidated with immediate effect within the Luminaires business group of Philips’ Lighting division.
The acquisition of Color Kinetics further bolsters Philips’ strong intellectual property portfolio, adding important patents relating to intelligence and control technology for LED lighting. Color Kinetics also has in excess of 15,000 professional installations worldwide and an array of large, industrial customers in professional channels. The acquisition of Color Kinetics builds on the acquisition of Lumileds in 2005, through which Philips ensured a leading position in high-power LEDs, and on the recent acquisition of TIR Systems, which provided Philips with a strong line of fully-integrated Solid State Lighting (SSL)-modules used to deliver integrated lighting products to fixture manufacturers.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
Felicia Spagnoli
Color Kinetics Corporate Communications
Tel: +1 781 418 9292
Email: fspagnoli@colorkinetics.com
Justine Alonzo
Color Kinetics Investor Relations
Tel: +1 781 418 9272
Email: jalonzo@colorkinetics.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

About Color Kinetics
Celebrating its 10th anniversary this year, Color Kinetics Incorporated (NASDAQ: CLRK) transforms environments through new, dynamic uses of light. Its award-winning lighting systems and technologies apply the benefits of LEDs as a highly efficient, long lasting, environmentally friendly, and inherently digital source of illumination — reinventing light itself as a highly controllable medium. Color Kinetics also enables widespread adoption of LED lighting through OEM and licensing partnerships in diverse markets. The company is headquartered in Boston, MA with offices in the UK and China. More information is available at www.ColorKinetics.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.